Registration No. 333-47910

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 18, 2002

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Post-Effective Amendment No. 2 to

Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Progress Energy, Inc.
(Exact name of Registrant as specified in its Charter)

North Carolina	56-2155481
(State of incorporation)	(I.R.S. Employer Identification No.)

410 S. Wilmington Street

Raleigh, North Carolina 27601
(919) 546-6111

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

WILLIAM CAVANAUGH III
Chairman, President and Chief Executive Officer

WILLIAM D. JOHNSON, ESQ.
Executive Vice President, General Counsel and Secretary
410 S. Wilmington Street
Raleigh, North Carolina 27601
(919) 546-6111

(Names and addresses, including zip codes, and telephone numbers, including area codes, of agents for service)

It is respectfully requested that the Commission send copies of all notices, orders and communications to:

TIMOTHY S. GOETTEL, ESQ.

Hunton & Williams
421 Fayetteville Street Mall
Raleigh, North Carolina 27601
(919) 899-3000

     Approximate date of commencement of proposed sale to the public: From time to time as market conditions warrant after the registration statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

RISK FACTORS
SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
OUR BUSINESS
USE OF PROCEEDS
WHERE YOU CAN FIND MORE INFORMATION
DOCUMENTS INCORPORATED BY REFERENCE
COMMON QUESTIONS ABOUT THE PLAN
PROGRESS ENERGY INVESTOR PLUS PLAN
Plan Administration
Enrollment
Dividend Reinvestment
Optional Cash Investments
Purchase of Shares
Sale of Shares
Safekeeping of Stock Certificates in Book-Entry Form
Gifts or Transfers of Shares
Issuance of Certificates
Pledging of Shares
Statements of Account
Summary of Participation Fees
Termination of Participation
Death of a Plan Participant
Other Information About the Plan
U.S. FEDERAL INCOME TAX INFORMATION
PLAN OF DISTRIBUTION
EXPERTS
LEGAL OPINION
CONSENT OF DELOITTE & TOUCHE LLP
CONSENT OF KPMG LLP

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated September 18, 2002

[Progress Energy Logo]

PROSPECTUS

Progress Energy, Inc.
PROGRESS ENERGY INVESTOR PLUS PLAN
Direct Stock Purchase and Dividend Reinvestment Plan

     The Progress Energy Investor Plus Plan provides a simple and convenient way for current and potential investors to purchase shares of our Common Stock. The Plan also provides holders of our Common Stock and holders of preferred stock of our subsidiary companies with a simple and convenient method of purchasing shares of our Common Stock through the reinvestment of their quarterly dividends. The Plan offers:

•	Automatic reinvestment of some or all of your cash dividends.

•	Initial purchase of Common Stock or purchase of additional shares of Common Stock.

•	“Safekeeping” in book-entry form of your Common Stock at no cost.

     This Plan amends and restates our prior Direct Stock Purchase and Dividend Reinvestment Plan. Current Plan participants will automatically continue to participate in the Plan.

     You do not have to be a current shareholder to participate in the Plan. You can purchase your first shares of our Common Stock by making an initial investment of not less than $250 and not more than $25,000. In certain circumstances, we may permit greater investments.

     Shares purchased for participants’ accounts under the Plan will be purchased on the open market by our Plan Administrator, EquiServe Trust Company, N.A., or acquired directly from us as original issue shares.

     The purchase price of the shares of Common Stock purchased on the open market under the Plan will be the weighted average price (including brokerage commissions) of all shares acquired by the Independent Agent (as described below) for the Plan during an Investment Period.

     The purchase price of original issue shares of Common Stock issued and sold by us under the Plan in connection with dividend reinvestments and optional purchases up to the maximum monthly amount will be the average of the high and low sale prices for the Common Stock on the New York Stock Exchange Composite Transaction Report on the Investment Date or Dividend Payment Date (as described below).

     The purchase price of shares of Common Stock sold by us pursuant to Requests for Waiver (as described below) will be the volume weighted average price of our Common Stock over a pricing period (as described below).

     This Prospectus relates to 3,400,951 shares of Common Stock previously registered under our prior Automatic Dividend Reinvestment and Customer Stock Purchase Plan and 6,000,000 shares of Common Stock registered for purchase under our prior Direct Stock Purchase and Dividend Reinvestment Plan.

     Our Common Stock is listed on the New York Stock Exchange under the symbol “PGN”.

     You should read this Prospectus carefully and retain it for future reference.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is _____________, 2002

Risk Factors	4
Safe Harbor For Forward-Looking Statements	13
Our Business	14
Use of Proceeds	14
Where You Can Find More Information	14
Documents Incorporated by Reference	14
Common Questions About the Plan	16
Progress Energy Investor Plus Plan	17
Plan Administration	17
Enrollment	18
Dividend Reinvestment	18
Optional Cash Investments	19
Purchase of Shares	22
Sale of Shares	23
Safekeeping of Stock Certificates in Book-Entry Form	23
Gifts or Transfers of Shares	24
Issuance of Certificates	24
Pledging of Shares	25
Statements of Account	25
Summary of Participation Fees	25
Termination of Participation	26
Death of a Plan Participant	26
Other Information About the Plan	26
U.S. Federal Income Tax Information	27
Plan of Distribution	28
Experts	29
Legal Opinion	29

RISK FACTORS

     Before purchasing shares of Progress Energy Common Stock, you should carefully consider the following risk factors, as well as the other information contained in this Prospectus and the information incorporated by reference, to evaluate an investment in Progress Energy Common Stock.

Risks Related to the Energy Industry

     We are subject to fluid and complex government regulations which may have a negative impact on our business and our results of operations.

     We are subject to comprehensive regulation by several federal, state and local regulatory agencies, which significantly influence our operating environment and may affect our ability to recover costs from utility customers. We are required to have numerous permits, approvals and certificates from the agencies that regulate our business. We believe the necessary permits, approvals and certificates have been obtained for our existing operations and that our business is conducted in accordance with applicable laws, however, we are unable to predict the impact on our operating results from the future regulatory activities of any of these agencies. Changes in regulations or the imposition of additional regulations could have an adverse impact on our results of operations.

     The Federal Energy Regulatory Commission (“FERC”), the Nuclear Regulatory Commission (“NRC”), the Environmental Protection Agency (“EPA”), the North Carolina Utilities Commission (“NCUC”), the Florida Public Service Commission (“FPSC”), and the South Carolina Public Service Commission (“SCPSC”) regulate many aspects of our utility operations including siting and construction of facilities, customer service and the rates that we can charge customers. Our system also is subject to the jurisdiction of the SEC under PUHCA. The rules and regulations promulgated under PUHCA impose a number of restrictions on the operations of registered utility holding companies and their subsidiaries. These restrictions include a requirement that, subject to a number of exceptions, the SEC approve in advance securities issuances, acquisitions and dispositions of utility assets or of securities of utility companies, and acquisitions of other businesses. PUHCA also generally limits the operations of a registered holding company like ours to a single integrated public utility system, plus additional energy-related businesses. PUHCA rules require that transactions between affiliated companies in a registered holding company system be performed at cost, with limited exceptions.

     We are unable to predict the impact on our business and operating results from future regulatory activities of these federal, state and local agencies. Changes in regulations or the imposition of additional regulations could have a negative impact on our business and results of operations.

     We are subject to numerous environmental laws and regulations that may increase our cost of operations, impact or limit our business plans, or expose us to environmental liabilities.

     We are subject to numerous environmental regulations affecting many aspects of our present and future operations, including air emissions, water quality, wastewater discharges, solid waste, and hazardous waste. These laws and regulations can result in increased capital, operating, and other costs, particularly with regard to enforcement efforts focused on power plant emissions obligations. These laws and regulations generally require us to obtain and comply with a wide variety of environmental licenses, permits, inspections and other approvals. Both public officials and private individuals may seek to enforce applicable environmental laws and regulations. We cannot predict the outcome (financial or operational) of any related litigation that may arise.

     In addition, we may be a responsible party for environmental clean up at sites identified by a regulatory body. We cannot predict with certainty the amount and timing of all future expenditures related to environmental matters because of the difficulty of estimating clean up costs. There is also uncertainty in quantifying liabilities under environmental laws that impose joint and several liability on all potentially responsible parties.

     We cannot assure you that existing environmental regulations will not be revised or that new regulations seeking to protect the environment will not be adopted or become applicable to us. Revised or additional regulations, which result in increased compliance costs or additional operating restrictions, particularly if those costs are not fully recoverable from our customers, could have a material adverse effect on our results of operations.

     Recent events in the energy markets that are beyond our control have increased the level of public and regulatory scrutiny in our industry and in the capital markets and have resulted in increased regulation. The reaction to these events may have negative impacts on our business, financial condition and access to capital.

     As a result of the energy crisis in California during the summer of 2001, the recent volatility of natural gas prices in North America, the filing of bankruptcy by the Enron Corporation, and investigations by governmental authorities into energy trading activities, companies generally in the regulated and unregulated utility businesses have been under an increased amount of public and regulatory scrutiny. The capital markets and ratings agencies also have increased their level of scrutiny. Additionally, allegations against various energy trading companies of “round trip” or “wash” transactions, which involve the simultaneous buying and selling of the same amount of power at the same price and provide no true economic benefit, may have a negative affect on the industry. We believe that we are complying with all applicable laws and we have taken steps to avoid these events, but it is difficult or impossible to predict or control what effect these types of disruptions in the energy markets may have on our business, financial condition or our access to the capital markets.

     Deregulation or restructuring in the electric industry may result in increased competition and unrecovered costs which could adversely affect the financial condition, results of operations or cash flows of us and our utilities’ businesses.

     Increased competition resulting from restructuring efforts could have a significant adverse financial impact on us and our utility subsidiaries and consequently on our results of operations. Increased competition could result in increased pressure to lower costs, including the cost of electricity. Retail competition and the unbundling of regulated energy and gas service could have a significant adverse financial impact on us and our subsidiaries due to an impairment of assets, a loss of retail customers, lower profit margins or increased costs of capital. Because we have not previously operated in a competitive retail environment, we cannot predict the extent and timing of entry by additional competitors into the electric markets. Movement toward deregulation in North Carolina, South Carolina and Florida has slowed as a result of recent developments, including developments related to electric deregulation in California and other states. We cannot predict when we will be subject to changes in legislation or regulation, nor can we predict the impact of these changes on our financial condition, results of operations or cash flows.

     One of the major issues to be resolved from deregulation is who would pay for stranded costs. Stranded costs are those costs and investments made by utilities in order to meet their statutory obligation to provide electric service, but which could not be recovered through the market price of electricity following industry restructuring. The amount of such stranded costs that we might experience would depend on the timing of, and the extent to which, direct competition is introduced, and the then-existing market price of energy. If both our electric utilities and our gas utility were no longer subject to cost-based regulation and it was not possible to recover stranded costs, our financial condition and results of operations could be adversely affected.

     Additionally, the electric utility industry has experienced a substantial increase in competition at the wholesale level, caused by changes in federal law and regulatory policy. As a result of the Public Utilities Regulatory Policies Act of 1978 and the Energy Policy Act of 1992, competition in the wholesale electricity market has greatly increased due to a greater participation by traditional electricity suppliers, non-utility generators, independent power producers, wholesale power marketers and brokers, and due to the trading of energy futures contracts on various commodities exchanges. This increased competition could affect our load forecasts, plans for power supply and wholesale energy sales and related revenues. The impact could vary depending on the extent to which additional generation is built to compete in the wholesale market, new opportunities are created for us to expand our wholesale load, or current wholesale customers elect to purchase from other suppliers after existing contracts expire. In 1996, the FERC issued new rules on transmission service to facilitate competition in the wholesale market on a nationwide basis. The rules give greater flexibility and more choices to wholesale power customers. As a result of the changing regulatory environment and the relatively low barriers to entry, we expect competition to steadily increase. As competition continues to increase, our financial condition and results of operations could be adversely affected.

     The uncertain outcome regarding the timing, creation and structure of regional transmission organizations, or RTOs, may materially impact our operations, cash flows or financial condition.

     On December 20, 1999, FERC issued Order No. 2000 on RTOs. This order required public utilities that own, operate or control interstate electricity transmission facilities to file either a proposal to participate in an RTO or an alternative filing describing efforts and plans to participate in an RTO. To date, our electric utilities have responded to the order as follows:

•	CP&L and other investor owned utilities filed applications with the FERC, NCUC, and SCPSC for approval of an RTO, currently named GridSouth.

•	Florida Power and other investor owned utilities filed applications with the FERC and the FPSC for approval of an RTO, currently named GridFlorida.

     On November 7, 2001, FERC issued an order providing guidance on continued processing of RTO filings. In this order, FERC recognized that it would not be possible for all RTOs to be operational by December 15, 2001 as set forth in Order No. 2000, therefore, FERC stated that they would address in future orders the establishment of a timeline for the RTO progress in each region of the country.

     On July 31, 2002, FERC issued its Notice of Proposed Rulemaking in Docket No. RM01-12-000, Remedying Undue Discrimination through Open Access Transmission Service and Standard Electricity Market Design (“SMD NOPR”). The proposed rules set forth in the SMD NOPR would require, among other things, that 1) all transmission owning utilities transfer control of their transmission facilities to an independent third party; 2) transmission service to bundled retail customers be provided under the FERC-regulated transmission tariff, rather than state-mandated terms and conditions; and 3) new terms and conditions for transmission service be adopted nationwide, including new provisions for pricing transmission in the event of transmission congestion. If adopted as proposed, the rules set forth in the SMD NOPR would materially alter the manner in which transmission and generation services are provided and paid for. We are currently reviewing the SMD NOPR and expect to file comments, which are due on October 14, 2002. FERC also has indicated that it expects to issue final rules during the first quarter of 2003.

     Florida Power is continuing to make progress towards the development of its RTO. CP&L and the other GridSouth participants withdrew their RTO application before the NCUC and SCPSC pending the review of FERC’s SMD NOPR. A determination about refiling will be made at a later date. The actual structure of GridSouth, GridFlorida or any alternative combined transmission structure and the date it may become operational depends upon the resolution of all regulatory approvals and technical issues. Given the regulatory uncertainty of the ultimate timing, structure and operations of GridSouth, GridFlorida or an alternate combined transmission structure, we cannot predict whether their creation will have any material adverse effect on our future consolidated results of operations, cash flows or financial condition.

     Furthermore, the SMD NOPR presents several uncertainties, including what percentage of our investments in GridSouth and GridFlorida will be recovered, how the elimination of transmission charges, as proposed in the Notice of Proposed Rulemaking will impact us, and what amount of capital expenditures will be necessary to create a new wholesale market.

     Since weather conditions directly influence the demand for electricity and natural gas, as well as the price of energy commodities, our results of operations, financial condition, cash flows and ability to pay dividends on our common stock can be negatively affected by changes in weather conditions and severe weather.

     Our results of operation, financial condition, cash flows and ability to pay dividends on our common stock can be affected by changing weather conditions. Weather conditions in our service territories, primarily North Carolina, South Carolina, and Florida, directly influence the demand for electricity and natural gas and affect the price of energy commodities. Furthermore, severe weather in these states, such as hurricanes, tornadoes, severe thunder storms and snow storms, can be destructive, causing outages, downed power lines and property damage, and requiring us to incur additional and unexpected expenses.

     The current drought conditions continue to affect numerous electric utilities in the southeast United States. The continuation of these weather conditions and any mandated water restrictions that could potentially be implemented in the future may impact a small percentage of our generating facilities. This includes our hydroelectric generating facilities. This may result in additional expenses, such as higher fuel costs and/or purchased power expenses. We continue to monitor this situation and are developing contingency plans to mitigate the drought’s effect in the event conditions worsen significantly. We do not have any reliability concerns with our generating facilities currently and do not expect these developments to have a material impact on our results of operations.

     Our revenues, operating results and financial condition may fluctuate with the economy and its corresponding impact on our commercial and industrial customers, or on a seasonal or quarterly basis.

     Our business is impacted by fluctuations in the macroeconomy. For the year ended December 31, 2001 and the six months ended June 30, 2002, commercial and industrial customers represented approximately 37% of our electric revenues. As a result, changes in the macroeconomy can have negative impacts on our revenues. As our commercial and industrial customers experience economic hardships, our revenues can be negatively impacted.

     Electric power demand is generally a seasonal business. In many parts of the country, demand for power peaks during the hot summer months, with market prices also peaking at that time. In other areas, power demand peaks during the winter. As a result, our overall operating results in the future may fluctuate substantially on a seasonal basis. The pattern of this fluctuation may change depending on the nature and location of facilities we acquire and the terms of power sale contracts we enter into. In addition, we have historically sold less power, and consequently earned less income, when weather conditions are milder. While we believe that our North Carolina, South Carolina, and Florida markets complement each other during normal seasonal fluctuations, unusually mild weather could diminish our results of operations and harm our financial condition.

Risks Related to Us and Our Business

     As a holding company, we are dependent on upstream cash flows from our subsidiaries. As a result, our ability to meet our ongoing and future financial obligations and to pay dividends on our common stock is primarily dependent on the earnings and cash flows of our operating subsidiaries and their ability to pay upstream dividends or to repay funds to us.

     We are a holding company and as such, we have no operations of our own. Our ability to meet our financial obligations and to pay dividends on our common stock at the current rate is primarily dependent on the earnings and cash flows of our operating subsidiaries and their ability to pay upstream dividends or to repay funds to us. Prior to funding us, our subsidiaries have financial obligations that must be satisfied, including among others, debt service, preferred stock dividends and obligations to trade creditors.

     There are inherent potential risks in the operation of nuclear facilities, including environmental, health, regulatory, terrorism, and financial risks that could result in fines or the shut down of our nuclear units, and which may present potential exposures in excess of our insurance coverage.

     We own and operate five nuclear units through our subsidiaries, CP&L (four units) and Florida Power (one unit), that represent approximately 4,100 megawatts, or 19% of our generation capacity. Our nuclear facilities are subject to environmental, health and financial risks such as the ability to dispose of spent nuclear fuel, the ability to maintain adequate reserves for decommissioning, potential liabilities arising out of the operation of these facilities, and the costs of securing the facilities against possible terrorist attacks. We maintain decommissioning trusts and external insurance coverage to minimize the financial exposure to these risks, however, it is possible that damages could exceed the amount of our insurance coverage.

     The NRC has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities. In the event of non-compliance, the NRC has the authority to impose fines or shut down a unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. Revised safety requirements promulgated by the NRC could require us to make substantial capital expenditures at our nuclear plants. In addition, although we have no reason to anticipate a serious nuclear incident at our plants, if an incident did occur, it could materially and adversely affect our results of operations or financial condition. A major incident at a nuclear facility anywhere in the world could cause the NRC to limit or prohibit the operation or licensing of any domestic nuclear unit.

     Our facilities require licenses that need to be renewed/extended in order to continue operating. We do not anticipate any problems renewing these licenses. However, as a result of potential terrorist threats and increased public scrutiny of utilities, the licensing process could result in increased licensing or compliance costs that are difficult or impossible to predict.

     Our business is dependent on our ability to successfully access capital markets. Our inability to access capital may limit our ability to execute our business plan, or pursue improvements and make acquisitions that we may otherwise rely on for future growth.

     We rely on access to both short-term money markets and longer-term capital markets as a significant source of liquidity for capital requirements not satisfied by the cash flow from our operations. If we are not able to access capital at competitive rates, our ability to implement our strategy will be adversely affected. We believe that we will maintain sufficient access to these financial markets based upon current credit ratings. However, certain market disruptions or a downgrade of our credit rating may increase our cost of borrowing or adversely affect our ability to access one or more financial markets. Such disruptions could include:

•	an economic downturn;

•	the bankruptcy of an unrelated energy company;

•	capital market conditions generally;

•	market prices for electricity and gas;

•	terrorist attacks or threatened attacks on our facilities or unrelated energy companies; or

•	the overall health of the utility industry.

     Restrictions on our ability to access financial markets may affect our ability to execute our business plan as scheduled. An inability to access capital may limit our ability to pursue improvements or acquisitions that we may otherwise rely on for future growth.

     Increases in our leverage could adversely affect our competitive position, business planning and flexibility, financial condition, ability to service our debt obligations and to pay dividends on our common stock, and ability to access capital on favorable terms.

     Our cash requirements arise primarily from the capital intensive nature of our electric utilities, as well as the expansion of our diversified businesses, primarily those of Progress Ventures. In addition to operating cash flows, we rely heavily on our commercial paper and long-term debt. Portions of our commercial paper are backed by our multi-year credit facilities and have, accordingly, been reclassified as long-term debt. As of June 30, 2002, commercial paper and long-term debt balances for Progress Energy and its subsidiaries were as follows (in millions):

		Commercial Paper
	Outstanding Commercial	Reclassified as	Total Long-Term
Company	Paper	Long-Term Debt	Debt, Net

Progress Energy, unconsolidated (b)	$797.0	$450.0	$5,216.6
CP&L	$53.0	$53.0	$3,102.2
Florida Power	$106.8	$106.8	$1,501.0
Other Subsidiaries (c)	$—	$—	$692.9

Progress Energy, consolidated	$956.8 (d)	$609.8	$10,512.7 (a)

(a)	Net of current portion, which at June 30, 2002, was $352.9 million on a consolidated basis.
(b)	Represents solely the outstanding indebtedness of the holding company.
(c)	Includes the following subsidiaries: Progress Ventures, Inc. ($187.0 million), Florida Progress Funding Corporation ($261.2 million), and Progress Capital Holdings, Inc. ($244.7 million).
(d)	Of this amount, $347.0 million is classified as short-term debt.

     Progress Energy and its subsidiaries have an aggregate of six committed credit lines that support our commercial paper programs totaling $1.945 billion. While our financial policy precludes us from issuing commercial paper in excess of our credit lines, as of June 30, 2002, we had an aggregate of approximately $1.0 billion available for future borrowing under our credit lines. Progress Energy and Florida Power have two uncommitted credit lines for up to $300 million and $100 million, respectively. As of June 30, 2002, Progress Energy had $25 million outstanding under its uncommitted line of credit. In addition, as of June 30, 2002, Progress Energy, CP&L and Florida Power each have shelf registration statements on file with the SEC that permit the issuance of various debt securities up to an additional $1.694 billion, $500 million, and $700 million, respectively.

     Our credit lines impose various limitations that could impact our liquidity. Our credit facilities include defined maximum total debt to total capital ratios. As of June 30, 2002, the maximum and actual ratios were as follows:

Company	Maximum Ratio	Actual Ratio

Progress Energy	70%	65.9%
CP&L	65%	54.8%
Florida Power	65%	44.3%

     In the event our capital structure changes such that we approach the maximums, our access to capital and additional liquidity will decrease. A limitation in our liquidity would have a material adverse impact on our business strategy and our ongoing financing needs. Furthermore, the two Progress Energy credit lines and the two Florida Power credit lines include provisions that allow the lenders to refuse to advance funds in the event of a material adverse change in the respective company’s financial condition.

     Our indebtedness also includes several cross-default provisions which could significantly impact our financial condition. Progress Energy’s and Florida Power’s credit facilities include cross-default provisions for defaults of indebtedness in excess of $10 million. CP&L’s credit facilities include cross-default provisions for defaults of indebtedness in excess of $10 million; these provisions only apply to other obligations of CP&L and its subsidiaries, not other affiliates of CP&L. Additionally, certain of Progress Energy’s long-term debt indentures contain cross-default provisions for defaults of indebtedness in excess of $25 million; these provisions only apply to other obligations of Progress Energy, not its subsidiaries. In the event that either of these cross-default provisions were triggered, the lenders could accelerate payment of any outstanding debt. Any such acceleration would cause a material adverse change in the respective company’s financial condition. Certain agreements underlying our indebtedness also limit our ability to incur additional liens or engage in certain types of sale and leaseback transactions.

     Changes in economic conditions could result in higher interest rates, which would increase our interest expense on our floating rate debt and reduce funds available to us for our current plans. Additionally, an increase in our leverage could adversely affect us by:

•	increasing the cost of future debt financing;

•	prohibiting the payment of dividends on our common stock, or adversely impacting our ability to pay such dividends at the current rate;

•	making it more difficult for us to satisfy our existing financial obligations;

•	limiting our ability to obtain additional financing, if we need it, for working capital, acquisitions, debt service requirements or other purposes;

•	increasing our vulnerability to adverse economic and industry conditions;

•	requiring us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which would reduce funds available to us for operations, future business opportunities or other purposes;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt.

     Any reduction in our credit ratings could increase our borrowing costs and limit our access to additional capital which could materially and adversely affect our business, results of operations and financial condition.

     Our senior unsecured debt has been assigned a rating by Standard & Poor’s Ratings Group, a division of The McGraw-Hill Companies, Inc., of “BBB” (negative outlook) and by Moody’s Investors Service, Inc. of “Baa1” (negative outlook). CP&L’s senior unsecured debt has been assigned a rating by S&P of “BBB+” (negative outlook) and by Moody’s of “Baa1” (stable outlook). Florida Power’s senior unsecured debt has been assigned a rating by S&P of “BBB+” (negative outlook) and by Moody’s of “A-2” (stable outlook). While our non-regulated operations, including those conducted through our Progress Ventures business unit, have a higher level of risk than our regulated utility operations, we will seek to maintain a solid investment grade rating through prudent capital management and financing structures. However, we cannot assure you that any of our current ratings, or those of CP&L and Florida Power, will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in its judgment, circumstances in the future so warrant. Any downgrade could increase our borrowing costs and adversely affect our access to capital which would diminish our financial results. We would likely be required to pay a higher interest rate in future financings, and our potential pool of investors and funding sources could decrease. A downgrade would require substantial support from letters of credit or cash collateral and otherwise have a material adverse effect on our business, financial condition and results of operations. If our short-term rating were to fall below A-2 or P-2, the current ratings assigned by S&P and Moody’s, respectively, it would significantly limit our access to the commercial paper market. We note that the ratings from credit agencies are not recommendations to buy, sell or hold our securities or those of CP&L or Florida Power and that each rating should be evaluated independently of any other rating.

     The use of derivative contracts in the normal course of our business could result in financial losses that negatively impact our results of operations.

     We use derivatives including futures, forwards and swaps, to manage our commodity and financial market risks. In the future, we could recognize financial losses on these contracts as a result of volatility in the market values of the underlying commodities or if a counterparty fails to perform under a contract. In the absence of actively quoted market prices and pricing information from external sources, the valuation of these financial instruments can involve management’s judgment or use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the value of the reported fair value of these contracts.

     We could incur a significant tax liability and our results of operations and cash flows may be materially and adversely affected if the Internal Revenue Service (“IRS”) denies or otherwise makes unusable the Section 29 tax credits related to our coal and synthetic fuels businesses.

     Through Progress Ventures, we produce synthetic fuel from coal. The production and sale of the synthetic fuel qualifies for tax credits under Section 29 of the Internal Revenue Code (Section 29) if certain requirements are satisfied, including a requirement that the synthetic fuel differs significantly in chemical composition from the coal used to produce such synthetic fuel. All of our synthetic fuel facilities have received favorable private letter rulings from the Internal Revenue Service (IRS) with respect to their operations. These tax credits are subject to review by the IRS, and if we failed to prevail through the administrative or legal process, there could be a significant tax liability owed for previously taken Section 29 credits, with a significant impact on earnings and cash flows. Tax credits for the year ended December 31, 2001 and the six months ended June 30, 2002, were $349.3 million and $175.1 million, respectively, offset by operating losses, net of tax, of $163.8 million and $91.9 million, respectively, for the same periods. One synthetic fuel entity, Colona Synfuel Limited Partnership, L.L.L.P., from which we (and Florida Progress prior to our acquisition) have been allocated approximately $220 million in tax credits to date, is being audited by the IRS. Total Section 29 credits generated to date are approximately $781 million. In management’s opinion, we are complying with the private letter rulings and all the necessary requirements to be allowed such credits under Section 29 and believe it is likely, although we cannot be certain, that we will prevail if challenged by the IRS on any credits taken. The current Section 29 tax credit program will expire in 2007.

     Changes in the telecommunications business may affect the future returns we expected from our Progress Telecom and Caronet, Inc. ventures and upon completion of a valuation study, we expect to record an impairment of these assets in the third quarter.

     Our current strategy in the telecommunications business is based upon our ability to deliver broadband telecommunication services to our customers in markets from Miami, Florida to New York City. The market for these services, like the telecommunications industry in general, is rapidly changing and a number of participants in this segment have had substantial financial problems. Due to the recent decline of the telecommunications industry, we have initiated a valuation study to assess the recoverability of Progress Telecom’s and CaroNet’s long-lived assets, which totaled approximately $288 and $111 million, respectively, at June 30, 2002. We expect to record an impairment of these assets in the third quarter. In the future, we cannot assure that growth in demand for these services will occur as expected. If the market for these services fails to grow as quickly as anticipated or becomes saturated with competitors, our telecommunications business may be adversely affected further.

     There is a risk that we will not successfully integrate newly acquired businesses into our operations as quickly or as profitably as expected, thus resulting in unexpected and increased costs and losses on our investments.

     Our ability to successfully make strategic acquisitions and investments will depend on:

•	the extent to which acquisitions and investment opportunities become available;

•	our success in bidding for the opportunities that do become available;

•	regulatory approval of the acquisitions on favorable terms; and

•	our access to capital and the terms upon which we obtain capital.

     If we are unable to make strategic investments and acquisitions we may be unable to realize the growth we anticipate. Our ability to successfully integrate acquired businesses into our operations will depend on the adequacy of our implementation plans and our ability to achieve desired operating efficiencies. If we are unable to successfully integrate new businesses into our operations, we could experience increased costs and losses on our investments.

     There are risks involved with the construction and operation of our wholesale plants, including construction delays, dependence on third parties and related counter-party risks, and a lack of operating history, all of which may make our wholesale generation and overall operations less profitable and more unstable.

     As of June 30, 2002, we had approximately 1,500 megawatts of wholesale generation in commercial operation. We intend to expand our wholesale generation to approximately 3,100 megawatts by 2003. We will add a significant portion of this future capacity through construction by Progress Ventures. We also may transfer generating assets from our regulated subsidiaries to our unregulated wholesale portfolio. We currently have flexible plans to add wholesale generation capacity as market conditions warrant after 2003.

     The construction and operation of wholesale generation facilities is subject to many risks including those listed below. During the execution and completion of our wholesale generation expansion strategy, these risks will intensify. These risks include:

•	Construction delays that may impact our ability to generate sufficient cash flow and may have an adverse effect on our operations. If we encounter significant construction delays, any liquidated damages, contingency funds, or insurance proceeds may not be sufficient to service our related project debt.

•	Our wholesale facilities will be dependent on third parties under construction agreements, power purchase agreements, fuel supply and transportation agreements, and transmission grid connection agreements. If such third parties breach their obligations to us, our cash flow and ability to make payments of interest and principal on our outstanding debts may be impaired. Any material breach by any of these parties of their obligations under the project contracts could adversely affect our cash flows and could impair our ability to make payments of principal of and interest on our indebtedness.

•	Agreements with our counter-parties frequently will include the right to terminate and/or withhold payments or performance under the contracts if specific events occur. If a project contract were to be terminated due to nonperformance by us or by the other party to the contract, our ability to enter into a substitute agreement having substantially equivalent terms and conditions is uncertain.

•	Because many of our facilities are new construction and have no operating history, various unexpected events may increase our expenses or reduce our revenues and impair our ability to service the related project debt. As with any new business venture of this size and nature, operation of our facility could be affected by many factors, including start-up problems, the breakdown or failure of equipment or processes, the performance of our facility below expected levels of output or efficiency, failure to operate at design specifications, labor disputes, changes in law, failure to obtain necessary permits or to meet permit conditions, government exercise of eminent domain power or similar events and catastrophic events including fires, explosions, earthquakes and droughts.

•	Frequently our facilities will enter into power purchase agreements to sell all or a portion of the facility’s generating capacity. Following the expiration of a power purchase agreement, the facility will generally become a merchant facility. Our merchant facilities may not be able to find adequate purchasers or otherwise compete effectively in the wholesale market. Additionally, numerous legal and regulatory limitations restrict our ability to operate a facility on a wholesale basis.

     As our energy marketing and trading operations expand, we will become increasingly subject to risks that may reduce our revenues and adversely impact our results of operations and financial condition, many of which are beyond our control.

     As our fleet of wholesale unregulated plants grow, we expect to sell energy into the spot market or other competitive power markets or on a contractual basis. We also will enter into contracts to purchase and sell electricity, natural gas and coal as part of our power marketing and energy trading operations. These contracts do not guarantee us any rate of return on our capital investments through mandated rates, and our revenues and results of operations from these contracts are likely to depend, in large part, upon prevailing market prices for power in our regional markets and other competitive markets. These market prices can fluctuate substantially over relatively short periods of time. Trading margins may erode as markets mature and should volatility decline, we can have diminished opportunities for gain. In addition, the FERC, which has jurisdiction over wholesale power rates, as well as independent system operators that oversee some of these markets, may impose price limitations, bidding rules and other mechanisms to address some of the volatility in these markets. Fuel prices also may be volatile, and the price we can obtain for power sales may not change at the same rate as fuel costs changes. These factors could reduce our margins and therefore diminish our revenues and results of operations.

     Volatility in market prices for fuel and power may result from:

•	weather conditions;

•	seasonality;

•	power usage;

•	illiquid markets;

•	transmission or transportation constraints or inefficiencies;

•	availability of competitively priced alternative energy sources;

•	demand for energy commodities;

•	natural gas, crude oil and refined products, and coal production levels;

•	natural disasters, wars, embargoes and other catastrophic events; and

•	federal, state and foreign energy and environmental regulation and legislation.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

     We have included in this Prospectus, and in the documents incorporated by reference in this Prospectus, statements containing “forward-looking information,” as defined by the Private Securities Litigation Reform Act of 1995. We have used the words “anticipate,” “intend,” “may,” “expect,” “believe,” “plan,” “will,” “estimate,” “should” and variations of such words and similar expressions in this Prospectus and in the documents incorporated by reference to identify such forward-looking statements. Forward-looking information, by its nature, involves estimates, projections, goals, forecasts, assumptions, risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in a statement that contains forward-looking information. Any statement containing forward-looking information speaks only as of the date on which it is made, and, except to fulfill our obligations under the U.S. securities laws, we undertake no obligation to update any such statement to reflect events or circumstances after the date on which it is made. Examples of factors that can affect our expectations, beliefs, plans, goals, objectives and future financial or other performance are discussed under the heading “Risk Factors.” All such factors are difficult to predict, contain uncertainties that may materially affect actual results, and may be beyond our control. It is not possible for our management to predict all of such factors or to assess the effect of each such factor on our business. New factors emerge from time to time, and may be found in the future SEC filings incorporated by reference in this Prospectus. All of our forward-looking statements should be considered in light of these factors. For more information about such factors and risks, see “Risk Factors” and the other documents incorporated by reference in this Prospectus. For more information, please see “Where You Can Find More Information.”

OUR BUSINESS

     Progress Energy, Inc. was incorporated in August 1999 under the laws of the State of North Carolina. We are a leading integrated energy provider with our primary base of operations in the southeastern United States. We operate through both regulated utility businesses and diversified businesses.

     Our regulated subsidiaries include:

•	Carolina Power & Light Company, a regulated public utility founded in 1926, which is engaged in the generation, transmission, distribution and sale of electricity in portions of North Carolina and South Carolina;

•	Florida Power Corporation, a regulated public utility founded in 1899, which is engaged in the generation, transmission, distribution and sale of electricity in portions of Florida; and

•	North Carolina Natural Gas Corporation, a regulated public utility founded in 1955, which provides natural gas and related services in portions of North Carolina.

     Our diversified businesses:

•	engage in non-regulated power generation; energy marketing and trading; and extraction, manufacturing and delivery of fuels, including coal, synthetic fuel and natural gas;

•	own and operate a voice and data fiber network that extends from Washington, D.C. to Miami, Florida, and market wholesale fiber-optic based capacity to long-distance carriers, internet service providers and other telecommunications companies; and

•	provide railroad and transit system services, including maintenance and the reconditioning of salvageable scrap components of railcars.

     Our principal executive offices are located at 410 S. Wilmington Street, Raleigh, North Carolina 27601. Our telephone number is (919) 546-6111.

USE OF PROCEEDS

     If we issue original shares of Common Stock to purchasers under the Plan, then we will use the proceeds from the sale for working capital or other general corporate purposes. If shares are purchased by the Independent Agent in the open market, we will not receive any proceeds.

WHERE YOU CAN FIND MORE INFORMATION

     We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filing number is 1-15929. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 5th Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our Common Stock is listed on the New York Stock Exchange under the ticker symbol “PGN.” You can obtain information about us at the offices of the NYSE, 20 Broad Street, New York, NY 10005. In addition, information about us, as well as our SEC filings, are available on our web site at http://www.progress-energy.com. The contents of our web site are not a part of this prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

     The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Prospectus, and information that we file later with the SEC will automatically update and supersede the information in this Prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities registered.

•	Our Annual Report on Form 10-K for the year ended December 31, 2001.

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002 and June 30, 2002.

•	Our Current Reports on Form 8-K filed on January 17, 2002, February 6, 2002, February 26, 2002, April 22, 2002, April 25, 2002 and August 9, 2002.

•	The description of our Common Stock included in our Registration Statement on Form 8-A (File No. 1-15929), dated June 6, 2000, and included under the heading “Description of Holdings Capital Stock” in our Registration Statement on Form S-4 (File No. 333-86243), dated August 31, 1999.

     You may request a copy of these filings at no cost by writing or calling us at the following address:

Progress Energy, Inc.
Shareholder Relations
410 S. Wilmington Street
Raleigh, North Carolina 27601
Telephone: 1-800-662-7232

     You should rely only on the information incorporated by reference or provided in this Prospectus and any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making any offer of these securities in any jurisdiction where the offer is not permitted. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information in this Prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

COMMON QUESTIONS ABOUT THE PLAN

1.	Who is eligible to participate in the Plan?

     The persons eligible to participate in the Plan include: all U.S. citizens; corporations, partnerships or other entities incorporated or domiciled in the U.S.; and our existing shareholders. Persons who are not U.S. citizens may also participate in the Plan under certain circumstances. See “Enrollment” on page 19.

2.	How do I enroll in the Plan?

     If you do not currently own any of our Common Stock, you can join the Plan by completing an Enrollment Form, indicating your initial investment, and returning it with an initial cash investment of at least $250 to the Plan Administrator. If you already own our Common Stock and are a shareholder of record on our books, you may join the Plan by completing an Enrollment Form, indicating your reinvestment election, and returning it to the Plan Administrator. Current participants in the Plan do not need to take any action to continue to participate. See “Enrollment” on page 19.

3.	May I reinvest the dividends on my Common Stock if I enroll in the Plan?

     Yes. You may elect to have all or a portion of the cash dividends on your Common Stock automatically reinvested toward the purchase of additional shares of our Common Stock. See “Dividend Reinvestment” on page 19.

4.	May I purchase additional shares of Common Stock through the Plan from time to time?

     Yes. You may invest up to $25,000 each month in shares of Common Stock. The minimum initial cash investment is $250, and any subsequent optional cash investment, once you have enrolled in the Plan, must be no less than $50. Optional investments in excess of $25,000 per month may be made only after submission to us of a written request, which we refer to as a “Request for Waiver,” and after we have given our written approval, which we may grant or refuse to grant in our sole discretion. You may make optional investments occasionally or at regular intervals, as you desire. See “Optional Cash Investments” on page 20.

5.	Does the Plan account for fractional shares?

     Yes. Your optional cash investments and reinvested dividends will be fully invested, and your account will be credited with the appropriate number of shares, including fractional shares.

6.	Does the Plan provide a “safekeeping” service?

     Yes. You may deposit certificates representing our Common Stock into your Plan account for “safekeeping”, so that the shares will instead be accounted for in book-entry form. You can elect this service without participating in any other feature of the Plan. There is no fee for this service. See “Safekeeping of Stock Certificates in Book-Entry Form” on page 24.

7.	May I sell the shares I hold in the Plan?

     Yes. You may sell any or all of the shares of Common Stock that are credited to your Plan account. A nominal brokerage commission and any required tax withholdings or transfer taxes will be deducted from the proceeds that you receive from the sale. See “Sale of Shares” on page 24.

8.	May I gift or transfer shares from my plan account?

     Yes. You may transfer all or a portion of the shares in your Plan account to another person, whether or not that person is a participant in the Plan. If that person is not a participant, you must transfer a whole number of shares (not fractional shares). There is no fee for this service. See “Gifts or Transfers of Shares” on page 25.

9.	Will I receive a statement of my account?

     Yes. You will receive a statement shortly after every transaction in your Plan account. Plan account transactions include, but are not limited to, initial or optional cash investments, reinvestment of dividends, and deposits, transfers or withdrawals of shares. You may also request a statement for your account at any time by contacting the Plan Administrator. See “Statements of Account” on page 26.

10.	What are the fees when I participate in the Plan?

     If you make an initial investment, an optional cash investment, or acquire shares through dividend reinvestment, there may be brokerage commissions and fees for the acquisition of shares. There are no fees if we satisfy the requirements of Plan participants by issuing original issue shares of Common Stock. If we satisfy the requirements of Plan participants by purchasing shares of Common Stock in the open market through an Independent Agent, there is a nominal brokerage commission. If you sell shares held in your Plan account, a nominal brokerage commission will be deducted from the net proceeds. Certain other special fees, such as a $25.00 fee for returned checks, may also apply. See “Summary of Participation Fees” on page 26.

PROGRESS ENERGY INVESTOR PLUS PLAN

Plan Administration

     We have designated EquiServe Trust Company, N.A., as Plan Administrator for the Plan. The Plan Administrator will receive optional cash investments, direct the purchase and sale of shares of Common Stock for Plan participants, keep records, send statements and perform other duties required by the Plan. The Plan Administrator also serves as transfer agent, registrar and dividend paying agent for our Common Stock.

     We or the Plan Administrator will also appoint an Independent Agent to act on behalf of Plan participants in buying Common Stock in the open market. The Independent Agent will also sell shares of Common Stock held in the Plan for Plan participants. See “Purchase of Shares” and “Sale of Shares” on pages 23 and 24, respectively.

     Inquiries: Plan Administrator — EquiServe Trust Company, N.A. You should contact EquiServe Trust Company, N.A. with questions concerning the Plan or about your account, as follows:

Toll-free:	1-800-633-4236

Customer service representatives are available Monday through Friday between the hours of 9:00 a.m. and 5:00 p.m. Eastern Time, except on market holidays.

In writing:	Progress Energy Investor Plus Plan
c/o EquiServe Trust Company, N.A.
P. O. Box 43012
Providence, RI 02940-3012

On the internet:	http://www.equiserve.com

     Inquiries: Progress Energy, Inc. Shareholder Relations. To request information about us or if you have any comments regarding the Plan, you should contact Progress Energy, Inc., Shareholder Relations:

Toll-free:	1-800-662-7232

In writing:	Progress Energy, Inc.
Shareholder Relations
P.O. Box 1551
Raleigh, NC 27602-1551
By fax:	(919) 546-2859

On the internet:	http://www.progress-energy.com

     Initial and Optional Cash Investments. Send initial cash investments of at least $250 and subsequent optional cash investments of at least $50 per payment to:

Progress Energy Investor Plus Plan c/o EquiServe Trust Company, N.A. P. O. Box 43012 Providence, RI 02940-3012

     Make your check payable to EquiServe – Progress Energy in U.S. dollars drawn on a U.S. bank. If you are not in the United States, contact your bank to verify that it can provide you with a check that clears through a U.S. bank and that the dollar amount printed is in U.S. funds. Due to the longer clearance period, the Plan Administrator is unable to accept checks that clear through non-U.S. banks. For subsequent optional cash investments, please use the cash investment form attached to your statement to facilitate processing.

Enrollment

     You are eligible to participate in the Plan if you are a U.S. citizen; corporation, partnership or other entity incorporated or domiciled in the U.S.; or one of our existing shareholders. Any person who is not a U.S. citizen may also participate in the Plan if there are no laws or governmental regulations that would prohibit such person from participating or that would affect the terms of the Plan. We reserve the right to terminate participation of any participant if we deem it advisable under any foreign laws or regulations.

     If you do not currently own any of our Common Stock or preferred stock of one of our subsidiaries, you may join the Plan by completing an Enrollment Form and returning it to the Plan Administrator together with a check payable to EquiServe-Progress Energy in the amount of at least $250. Any initial investment greater than $25,000 will require you to submit to us a Request for Waiver and to receive our prior approval, which we may grant or refuse to grant in our sole discretion. All checks must be in U.S. dollars and drawn on a U.S. bank. There is no initial enrollment fee. The Plan Administrator will arrange for the purchase of shares for your account but will not pay interest on amounts held pending investment. After the initial shares are purchased, a statement will be mailed to you.

     If you already own our Common Stock or preferred stock of one of our subsidiaries and the shares are registered in your name, you may join the Plan by completing an Enrollment Form and returning it to the Plan Administrator or by contacting the Plan Administrator at the number below. If you are currently participating in the Direct Stock Purchase and Dividend Reinvestment Plan, you are automatically enrolled in the Plan without sending an Enrollment Form. However, if you wish to change your participation in any way, please contact the Plan Administrator at 1-800-633-4236 for instructions.

     If your shares are held in a brokerage, bank or other intermediary account (i.e., in “street name”), you may participate in the Plan by either instructing your broker, bank or other intermediary account to have your shares transferred into your name and then enrolling in the Plan, or requesting that your broker, bank, or other intermediary account participate in the Plan on your behalf.

     You should review this Prospectus thoroughly before enrolling in the Plan.

Dividend Reinvestment

     Options. The Enrollment Form allows you to choose one of the three options listed below regarding your dividends. If not otherwise specified on the appropriate form, your account will automatically be set up for full dividend reinvestment. You can change your reinvestment decision at any time by notifying the Plan Administrator. An initial investment option or an investment option change may not apply to a particular dividend if your Enrollment Form is not received by the Plan Administrator at least two business days prior to the record date for that dividend. The dividend record date (the date on which a person or entity must be a registered shareholder of our Common Stock in order to receive dividends) is currently on or about the 10th day of January, April, July and October, but you are encouraged to call the Plan Administrator to determine the exact date.

     Your dividend options under the plan are:

•	Full Dividend Reinvestment: The cash dividends, minus any withholding tax, on all shares in your account will automatically be fully reinvested in additional shares of our Common Stock.

•	Partial Dividend Reinvestment: This option allows you to receive a check or electronic deposit of cash dividends, minus any withholding tax, based on a specified number of full shares held in your account. The cash dividend on the remaining shares will be reinvested in additional shares of our Common Stock. This option allows you to receive a fixed amount of cash each quarter (assuming the dividend stays the same).

•	Cash Dividends: None of your cash dividends will be reinvested. You will receive a check or electronic deposit for the full amount of cash dividends, minus any withholding tax, paid on the shares held in your Plan account.

     Purchases of shares of Common Stock made with reinvested dividends will begin three business days before the Dividend Payment Date and will continue until all purchases for that Dividend Payment Date are completed. Shares of Common Stock purchased on the open market will be credited to participating accounts as of the last day on which all purchases for the Dividend Payment Date are completed. Shares issued and sold by us will be credited on the Dividend Payment Date.

     Deposit Cash Dividends Electronically. If you choose partial dividend reinvestment or full cash payout of dividends, you can have your cash dividends deposited directly into your bank account, instead of receiving a check by mail. To have your dividends deposited electronically, you must complete and return an Enrollment Form, which can be obtained from the Plan Administrator by calling 1-800-633-4236. Please allow 30 days from the date of receipt of the completed form for the direct deposit to be established. You may also change your designated bank account for direct deposit or discontinue this feature by notifying the Plan Administrator in writing.

Optional Cash Investments

     You can purchase shares of our Common Stock by using the Plan’s optional cash investment feature. To purchase shares using this feature, you must invest at least $50 at any one time (at least $250 for an initial investment if you are not already a shareholder), but you cannot invest more than $25,000 monthly, except as described below under “Optional Investments Over Maximum Monthly Amount.” Any optional cash investment of less than $50 (or less than $250 for an initial investment if you are not already a shareholder) and the portion of any optional cash investment or investments totaling more than $25,000 monthly, except for optional investments made pursuant to Requests for Waiver approved by us, will be returned to you without interest. You have no obligation to make any optional cash investments under the Plan.

     Investment Dates. Purchases of shares of Common Stock made with initial cash payments from enrolling investors and with optional cash payments from current shareholders will begin on an Investment Date which will be the 1st and 15th of each month (if this date is not a trading day on the New York Stock Exchange, then the Investment Date will be the next trading day), except that an Investment Date for optional cash investments pursuant to Requests for Waiver that we have approved will occur only once a month, if at all, on a day that we set at the beginning of the month. Shares of Common Stock purchased on the open market will be credited to participating accounts as of the last day on which all purchases for the Investment Date are completed. Shares issued and sold by us will be credited on the Investment Date.

     The Plan Administrator must receive optional cash investments, other than optional investments pursuant to Requests for Waiver, no later than two business days before the Investment Date for those investments to be invested in our Common Stock beginning on that Investment Date. Otherwise, the Plan Administrator may hold those funds and invest them beginning on the next Investment Date. No interest will be paid on funds held by the Plan Administrator pending investment. Accordingly, you may wish to transmit any optional cash investments so that they reach the Plan Administrator shortly – but not less than two business days – before the Investment Date. This will minimize the time period during which your funds are not invested. Participants have an unconditional right to obtain the return of any cash payment up to five business days prior to the Investment Date by sending a written request to the Plan Administrator.

     Method of Payment. Your payment options under the Plan are as follow:

•	By Check: You may make optional cash investments up to the maximum monthly amount by sending the Plan Administrator a check or money order in U.S. dollars drawn on a U.S. bank, and made payable to EquiServe – Progress Energy. If you are not in the United States, contact your bank to verify that it can provide you with a check that clears through a U.S. bank and that the dollar amount printed is in U.S. funds. Due to the longer clearance period, the Plan Administrator is unable to accept checks that clear through non-U.S. banks. Do not send cash or third party checks. To facilitate processing of your investment, please use the payment form attached to your statement. Mail your investment and payment form in the envelope provided. You may not sell or withdraw shares purchased by check for a period of 14 days following receipt of your check by the Plan Administrator.

•	By Automatic Withdrawal from Your Bank Account: If you wish to make regular monthly purchases, you can authorize an automatic monthly withdrawal from your bank account by completing and submitting to the Plan Administrator an Enrollment Form. This feature enables you to make ongoing investments without writing checks. Funds will be deducted from your account on the 23rd day of each month. If this date is not a trading day on the New York Stock Exchange, then the funds will be deducted on the next trading day. Those funds will be invested beginning on the next Investment Date. To be effective for a given month, a new Enrollment Form for automatic bank draft must be received by the Plan Administrator before the last business day of the prior month. You must notify the Plan Administrator in writing at least seven business days before the next scheduled cash withdrawal to change or terminate an automatic withdrawal.

     Other forms of payment, such as wire transfers, may be made, but only if the Plan Administrator provides advance approval. Purchases above the maximum monthly amount pursuant to Requests for Waiver that we approve may be made only by wire transfer. Wire transfers made pursuant to a request for waiver must be received by 2:00 p.m. Eastern Time on the day preceding the first day of the relevant pricing period. You should direct any inquiries regarding other forms of payment, including wire transfers, to the Plan Administrator as indicated above under “Plan Administration.”

     A $25 fee will be assessed if any check or deposit is returned unpaid, or if an automatic withdrawal from your bank account fails due to insufficient funds. This fee and any other incidental costs associated with the insufficient funds will be collected by the Plan Administrator through the sale of an appropriate number of shares from your Plan account. The Plan Administrator will consider the respective request for optional investment null and void and will immediately remove any shares already credited to your account in anticipation of receiving those funds. If the net proceeds from the sale of those shares are insufficient to satisfy the balance of the uncollected amounts, the Plan Administrator may sell additional shares from your account as necessary to satisfy the uncollected balance.

     Optional Investments Over Maximum Monthly Amount. Optional cash investments in excess of $25,000 per month (including any initial investments in excess of $25,000) may be made only by investors that submit Requests for Waiver that are approved by us. Any investor that submits a Request for Waiver that is not already a Plan participant and whose Request for Waiver is approved by us must submit a completed Enrollment Form along with the investor’s optional investment payment.

     We may not accept Requests for Waiver each month. Investors who wish to make optional investments in excess of $25,000 per month should telephone us on the first day of the month at (919) 546-7753 to determine (by a prerecorded message) if we are accepting Requests for Waivers that month. The Company must receive a Request for Waiver no later than 2:00 p.m., Eastern Time, on the second business day prior to the first business day of the relevant pricing period, and the Plan Administrator must receive funds relating to such Request for Waiver by wire transfer no later than 2:00 p.m. Eastern Time on the first business day prior to the first day of the applicable pricing period.

     For optional cash investments that exceed $25,000 per month, we must receive any Requests for Waiver by facsimile at fax no. (919) 546-7826 no later than 2:00 p.m. Eastern Time on the second business day before the first day of the relevant “pricing period,” as described below. We will notify any investors whose Requests for Waiver have been approved of those approvals by 9:00 a.m. on the first business day before the first day of the applicable pricing period.

     We have sole discretion to grant or to refuse to grant a Request for Waiver. In deciding whether to grant a Request for Waiver, we will consider relevant factors, including:

•	whether the Plan is then purchasing newly issued shares of our Common Stock or is purchasing shares of our Common Stock in the open market;

•	our need for additional funds;

•	the attractiveness of obtaining those funds through the sale of our Common Stock under the Plan in comparison to other sources of funds;

•	the purchase price likely to apply to any sale of our Common Stock under the Plan;

•	the party submitting the request, including the extent and nature of that party’s prior participation in the Plan and the number of shares that party holds of record; and

•	the aggregate amount of optional investments in excess of $25,000 for the month for which Requests for Waiver have been submitted.

     If Requests for Waiver are submitted for any Investment Date for a total amount greater than the amount we are then willing to accept, we may honor those requests on any basis that we, in our sole discretion, consider appropriate.

     Pricing Period. The purchase price of shares of our Common Stock purchased pursuant to a Request for Waiver will be the volume weighted average price of our Common Stock obtained from Bloomberg, LP for the trading hours from 9:30 a.m. to 4:00 p.m., Eastern Time, for each trading day during the relevant “pricing period” (we will notify you by prerecorded message how many days are in the pricing period, assuming the threshold price is met each day, less any applicable waiver discount as described below, calculated pro rata on a daily basis. For example, if a cash investment of $10 million is made pursuant to an approved Request for Waiver for a pricing period of 10 trading days, the number of shares will be calculated for each day of the pricing period by taking a pro rata portion of the total cash investment for each day of the pricing period, which would be $1 million, and dividing it by the volume weighted average price obtained from Bloomberg, LP for the trading hours from 9:30 a.m. to 4:00 p.m., Eastern Time, less the discount. On the last day of the pricing period, the total investment amount, $10 million, will be divided by the total number of shares acquired over the 10 days (assuming the threshold price is met) in order to establish the purchase price.

     The Plan Administrator will apply all optional investments pursuant to Requests for Waiver that are approved by us and that are received by the Plan Administrator by wire transfer on or before the first business day before the first day of the relevant pricing period to the purchase of shares of our Common Stock on the next following Investment Date. All such optional investments received after the close of business on the first business day before the first day of the relevant pricing period will be returned without interest.

     Threshold Price. We may, in our sole discretion, establish for any pricing period a “threshold price” applicable to optional investments made pursuant to Requests for Waiver. The threshold price will be the minimum price applicable to purchases of our Common Stock pursuant to Requests for Waiver during the applicable pricing period. At least two business days before the first day of the applicable pricing period, we will determine whether to establish a threshold price and, if a threshold price is established, its amount, and will notify the Plan Administrator. We will make that determination, in our sole discretion, after a review of current market conditions, the level of participation in the Plan and our current and projected capital needs.

     If established for any pricing period, the threshold price will be stated as a dollar amount that the volume weighted average price obtained from Bloomberg, LP for the trading hours from 9:30 a.m. to 4:00 p.m., Eastern Time, must equal or exceed on each trading day of the relevant pricing period. In the event that the threshold price is not satisfied for a trading day in the pricing period or there are no trades of our Common Stock reported by the New York Stock Exchange for a trading day, then that trading day will be excluded from the pricing period with respect to optional cash investments made pursuant to Requests for Waiver, and all trading prices for that day will be excluded from the determination of the purchase price. For example, if the threshold price is not satisfied for two of the 10 trading days in a pricing period, then the purchase price will be based upon the remaining eight trading days on which the threshold price was satisfied.

     A portion of each optional investment made pursuant to a Request for Waiver will be returned for each trading day during a pricing period on which the threshold price is not satisfied and for each trading day on which no trades of our Common Stock are reported on the New York Stock Exchange. The returned amount will equal the total amount of the optional investment multiplied by a fraction the numerator of which is the number of trading days that the threshold price is not satisfied or trades of our Common Stock are not reported on the New York Stock Exchange and the denominator of which is the number of trading days in the pricing period. For example, if the threshold price is not satisfied or if no sales are reported for one of 10 trading days in a pricing period, one-tenth of the optional investment will be returned without interest.

     The establishment of the threshold price and the possible return of a portion of the investment in the event a threshold price is not satisfied apply only to optional investments made pursuant to Requests for Waiver. Setting a threshold price for a pricing period will not affect the setting of a threshold price for any subsequent pricing period. We may waive our right to set a threshold price for any pricing period. Neither we nor the Plan Administrator will be required to provide any written notice of the threshold price for any pricing period.

     Waiver Discount. We may, in our sole discretion, establish a “waiver discount” of 0% to 4% from the market price applicable to optional investments made pursuant to Requests for Waiver. The waiver discount may vary for different Investment Dates but will apply uniformly to all optional investments made pursuant to Requests for Waiver with respect to a particular Investment Date.

     We will determine, in our sole discretion, whether to establish a waiver discount after a review of current market conditions, the level of participation and our current and projected capital needs. At least two business days before the first day of the applicable pricing period, we will determine whether to establish a waiver discount and, if a waiver discount is established, its amount, and will notify the Plan Administrator. Neither we nor the Plan Administrator will be required to provide any written notice of the waiver discount, if any, for any pricing period.

     You may ascertain the threshold price, the waiver discount and the aggregate amount of optional investments pursuant to Requests for Waiver that we will accept, if any, for any given pricing period by telephoning us at (919) 546-7753 at any time after 8:00 a.m. on the second business day before the first day of the relevant pricing period.

     Optional investments that do not exceed $25,000 per month, as well as dividend reinvestments, will not be subject to a waiver discount or a threshold price.

Purchase of Shares

     Source of Shares. Shares of Common Stock needed to meet the requirements of the Plan for optional cash investments and dividend reinvestments will either be purchased in the open market, by an Independent Agent, or issued directly by us.

     Pricing of Shares Purchased in the Open Market. If we elect to satisfy the requirements of the Plan participants through shares purchased in the open market, the price per share will be the weighted average price of all shares purchased by the Independent Agent for the applicable Investment Period, plus a nominal brokerage commission.

     Pricing of Original Issue Shares. If we elect to satisfy the requirements of the Plan participants for dividend investments or for optional investments not exceeding $25,000 per month with original issue shares, the price of such shares will be 100% of the average of the high and low sales price of our Common Stock on the New York Stock Exchange Composite Transaction Report on the respective Dividend Payment Date or Investment Date. No brokerage commission will be charged. In the event that the Investment Date or Dividend Payment Date is not a trading day on the New York Stock Exchange or no trading is reported for that trading day, we may determine the purchase price on the basis of market quotations as deemed appropriate. The price of original issue shares of Common Stock purchased pursuant to Requests for Waiver is described above under “Optional Cash Investments—Optional Investments Over Maximum Monthly Amount.”

     Timing and Control. The Plan Administrator will make arrangements with an Independent Agent to use initial and optional cash investments to purchase shares of Common Stock during the relevant Investment Period, and to use reinvested dividends to purchase shares on a quarterly basis. Purchases may be made over a number of days to meet the requirements of the Plan. No interest will be paid on funds held by the Plan Administrator pending investment. The Independent Agent may commingle your funds with those of other participants in the Plan for purposes of executing purchase transactions.

     Because the Plan Administrator will arrange for the purchase of shares on behalf of the Plan through an Independent Agent, neither we nor any participant in the Plan has the authority or power to control either the timing or pricing of the shares purchased. Therefore, you will not be able to precisely time your purchases through the Plan, and you will bear the market risk associated with fluctuations in the price of our Common Stock. That is, if you send in an initial or optional cash investment, it is possible that the market price of our Common Stock could go up or down before the Plan Administrator arranges to purchase stock with your funds. The Independent Agent will use its best efforts to apply all funds to the purchase of shares before the next Investment Date, subject to any applicable requirements of federal or state securities laws. We reserve the right to designate an exclusive broker to purchase the shares on the open market.

Sale of Shares

     You can sell any number of shares held in your Plan account by notifying the Plan Administrator by completing and submitting the tear-off portion of your account statement or by contacting the Plan Administrator at 1-800-633-4236. The Plan Administrator will arrange for sales to be made through an Independent Agent within five business days of receipt of your request. The sale price will be the weighted average price of all shares sold for Plan participants that day. The Independent Agent may commingle your shares with those of other participants in the Plan for purposes of executing sales transactions. You will receive the proceeds of the sale less the brokerage commission and any required tax withholdings. Proceeds are normally paid by check, which is generally mailed within 24 hours of the date on which the transaction is settled with the Independent Agent. Such settlement dates are typically three business days following the sale. You will not earn interest on funds generated from the sale of shares for the time period between the date of sale and the date on which you receive your check. We reserve the right to designate an exclusive broker to sell shares on the open market.

     Because the Plan Administrator will arrange for the sale of shares through an Independent Agent, neither we nor any Plan participant has the authority or power to control either the timing or the pricing of shares sold. Therefore, you will not be able to precisely time your sales through the Plan, and you will bear the market risk associated with fluctuations in the price of our Common Stock. That is, if you send in a request for a sale, it is possible that the market price of our Common Stock could go up or down before the sale is completed. If you prefer to have control over the exact price and timing of your sale, you can choose to withdraw the shares you wish to sell and conduct the transaction through a stockbroker of your choice. See “Issuance of Certificates” on page 25.

     Please note that if your total holdings fall below one share, the Plan Administrator may liquidate the fractional share, remit the proceeds to you, less any applicable commission and fees, and close your Plan account.

Safekeeping of Stock Certificates in Book-Entry Form

     Shares of our Common Stock that you buy under the Plan will be maintained in your Plan account in book-entry form. In addition, you may also deposit any other shares of our Common Stock that you hold in certificate form into the Plan for “safekeeping” to be held in book-entry form, at no cost. Deposited shares represented by Common Stock certificates will be credited to your account. Thereafter, the shares are treated in the same manner as shares purchased through the Plan, giving you the options of reinvesting your dividends and selling your shares through the Plan.

     Safekeeping is beneficial because you no longer bear the risk and cost associated with the loss, theft, or destruction of stock certificates. Certificates will be issued only upon written request to the Plan Administrator. See “Issuance of Certificates” on this page.

     To use the safekeeping service, complete the tear-off section of your account statement or write a letter of instruction and send it, along with your stock certificates, to the Plan Administrator. We recommend that securities be sent by registered mail and insured for 2% of their value. Do not endorse the certificates or complete the assignment section.

     Certificates deposited for safekeeping should be sent to:

Progress Energy Investor Plus Plan c/o EquiServe Trust Company, N.A. P. O. Box 43012 Providence, RI 02940-3012

Gifts or Transfers of Shares

     You can give or transfer shares from your Plan account to anyone you choose by:

•	making an initial cash investment of at least $250 to establish an account in the recipient’s name;

•	submitting an optional cash investment on behalf of an existing Plan participant in an amount not less than $50 nor more than $25,000;

•	transferring shares from your Plan account to the account of an existing Plan participant; or

•	transferring a whole number of shares from your account to a recipient outside the Plan.

     You may transfer shares to the accounts of existing Plan participants or to establish a new account. If your investments or transfers are made to an existing account, the dividends on the shares credited pursuant to such investments or transfers will be reinvested in accordance with the elections made on the existing account. New Plan participants may elect any of the dividend reinvestment options by completing an Enrollment Form. If you participate in dividend reinvestment and your request to transfer your shares is received after a dividend record date, the processing of your request may be held until after your account is credited with reinvested dividends. This holding period could be as long as four weeks.

     When authorizing a transfer of shares, you must send written instructions to the Plan Administrator, and you must have your signature on the letter of instruction medallion guaranteed by a financial institution participating in the Medallion Signature Guarantee program. A Medallion Signature Guarantee is a special guarantee for securities that may be obtained through a financial institution such as a broker, bank, savings and loan association, or credit union. The guarantee ensures that the individual requesting the stock transfer is in fact the owner of the applicable stock. Most banks and brokers participate in the Medallion Signature Guarantee Program.

     If you need additional assistance regarding the transfer of your shares, please call the Plan Administrator at 1-800-633-4236.

Issuance of Certificates

     At any time, you may obtain a certificate, free of charge, for all or a part of the whole shares of Common Stock in your account upon written request to the Plan Administrator.

     Certificates will be issued for whole shares only. In the event your request involves a fractional share, a check for the value of the fractional share will be mailed to you. The Plan Administrator will issue the certificates within five business days of the receipt of your request.

     Certificates will be issued in the name(s) in which the account is registered, unless otherwise instructed. If the certificate is to be issued in a name other than your Plan account registration, the signature on the instructions or stock power must be guaranteed by a financial institution participating in the Medallion Signature Guarantee program, as described under “Gifts or Transfers of Shares” above.

Pledging of Shares

     You may not pledge as collateral shares of Common Stock held in your account. If you wish to pledge shares of Common Stock held in your account, you must request that certificates for those shares be issued. You can then deliver the certificates as collateral. See “Issuance of Certificates” on page 25.

Statements of Account

     If you participate in dividend reinvestment, the Plan Administrator will mail you a statement after each quarterly reinvestment showing all of your year-to-date transactions (shares, amounts invested, purchase prices) and other account information. Supplemental statements or notices will be sent when you make an initial or optional cash investment or a deposit, transfer or withdrawal of shares.

     If you do not participate in dividend reinvestment, the Plan Administrator will mail you a statement or notice confirming any transactions you make under the Plan. If you continue to be enrolled in the Plan, but have no transactions in a given year, you will not receive a statement. You may, however, request a statement of your account for the current year and for statements as far back as 1993 from the Plan Administrator, at any time, free of charge. There will be a $20 flat fee charged for duplicate statements prior to 1993.

     Please retain your statements to establish the cost basis of shares purchased under the Plan for income tax and other purposes.

     You should notify the Plan Administrator promptly of any change in address since all notices, statements and reports will be mailed to your address of record.

Summary of Participation Fees

Enrollment Fee for New Investors	No service charge

Reinvestment of Dividends	No service charge

Optional Cash Investments	No service charge

Returned Checks	$25.00 per check

Purchase of Shares

Open Market	Brokerage commission of approximately $.035 per share

Original Issue	No brokerage commission

Sale of Shares	Brokerage commission of approximately $.035 per share

Gift or Transfer of Shares	No service charge

“Safekeeping” of stock in book-entry form	No service charge

Certificate Issuance	No service charge

Duplicate Statements of Account

Current year back to 1993	No service charge

Prior to 1993	$20.00 flat fee per request

     The Plan Administrator will deduct the applicable fees from the funds for investment or proceeds from a sale. For more details concerning fees, see “Enrollment,” “Purchase of Shares,” “Sale of Shares,” and “Statements of Account” on pages 19, 23, 24 and 26, respectively.

Termination of Participation

     You may terminate your participation in the Plan at any time by either calling or delivering written instructions to the Plan Administrator. Your request must be signed by all registered holders listed on the account and received at least three days prior to the dividend record date. If your request to stop dividend reinvestment is received after that date, then the dividends related to that record date may be reinvested and the shares will be added to your Plan account. Your account may not be terminated until after it is credited with the shares resulting from the pending dividend reinvestment. Upon termination, you must elect either to receive the number of whole shares held in your account and a check for the value of any fractional share, or to have all of the shares in your account sold for you as described under “Sale of Shares” on page 24. If you elect to receive the shares, they will be credited to an account of your designation in book-entry form (i.e., uncertificated) unless you request a certificate. The Plan Administrator will send your stock certificates and/or proceeds to you as soon as practicable.

Death of a Plan Participant

     If a Plan participant dies or becomes legally incapacitated, the Plan Administrator must be notified. If the notice is received at least 30 days prior to the quarterly dividend payment date, no more purchases will be made and the account will be closed. If the notice is received later than 30 days prior to the quarterly dividend payment date, the dividends for that period will be reinvested and then the account will be closed. The legal representative of the participant should contact the Plan Administrator for specific information.

Other Information About the Plan

     Stock Splits, Stock Dividends and Other Distributions. In the event dividends are paid in Common Stock, or if Common Stock is distributed in connection with any stock split or similar transaction, each account balance will be adjusted to reflect the receipt of the Common Stock paid or distributed. You will receive a statement indicating the number of shares or dividends earned as a result of the transaction.

     Voting of Shares. We will mail you or deliver electronically at your request proxy materials, including a proxy card representing all shares credited to your Plan account, both full and fractional, and all shares you hold in certificate form. The proxy will be voted as indicated by you in accordance with the applicable proxy voting instructions. If you do not provide any instruction on your properly signed and returned proxy card, all of your shares will be voted in accordance with the recommendations of our management. If you do not return the proxy card or you return it unsigned, none of your shares will be voted.

     Shareholder Communications. In addition to proxy materials, Plan participants will also receive all communications sent to holders of our Common Stock. Plan participants can also obtain current financial and other information about us by dialing 1-800-662-7232 or by visiting our website at www.progress-energy.com.

     Liability of the Plan Administrator, the Independent Agent and Progress Energy, Inc. Neither we, the Plan Administrator, nor the Independent Agent will be liable for any act performed in good faith or for any good faith omission to act. This includes, without limitation, any claims of liability for (1) failure to terminate an account upon the death of a participant prior to receiving written notice of such death, along with a request to terminate participation from a qualified representative of the deceased; (2) purchase or sale prices reflected in a participant’s Plan account or the dates of purchases or sales of a participant’s Plan shares; or (3) any fluctuation in the market value after purchase or sale of shares.

     Plan Modification or Termination. We reserve the right to suspend, modify or terminate the Plan at any time. You will receive notice of any such suspension, modification or termination. We and the Plan Administrator also reserve the right to change any administrative procedures of the Plan.

     Change of Eligibility; Termination. We reserve the right to deny, suspend or terminate participation by a Plan participant who is using the Plan for purposes inconsistent with the intended purpose of the Plan. In such event, the Plan Administrator will notify you in writing and will continue to maintain your shares in book-entry form but will no longer accept optional cash investments or reinvest your dividends. The Plan Administrator will issue a certificate to you upon written request.

     Multiple Accounts. We reserve the right to aggregate all optional investments for Plan participants with more than one account using the same name, address or social security or taxpayer identification number. We may also aggregate Plan accounts that we believe to be under common control or management or to have common ultimate beneficial ownership. In the event that we exercise our rights to aggregate investments and the result would be an investment in excess of $25,000 per month without a Request for Waiver approved by us, the amount in excess of $25,000 will be returned, without interest, as promptly as practicable.

     Transfer Agent and Registrar. EquiServe Trust Company, N. A. presently acts as transfer agent and registrar for our Common Stock. We reserve the right to terminate the agent and appoint another agent or administer the Plan ourselves. All participants will receive notice of any such change.

     No Profit or Dividends Assured. We cannot assure you of a profit or protect you against a loss on shares of our Common Stock that you purchase or sell under the Plan. The payment of dividends is at the discretion of our Board of Directors and will depend upon future earnings, our financial condition and other factors. There can be no assurance as to the declaration or payment of any dividend on our Common Stock.

     Interpretation of the Plan. Our officers are authorized to take any actions that are consistent with the Plan’s terms and conditions. The Company reserves the right to interpret and regulate the Plan as it deems necessary or desirable in connection with the Plan’s operations.

U.S. FEDERAL INCOME TAX INFORMATION

     You are advised to consult your own advisor. The following summary of certain U.S. federal income tax consequences is not a comprehensive summary of all tax considerations that may be relevant to a Plan participant and is for general information only.

     Your dividends reinvested under the Plan will be taxable for U.S. federal income tax purposes just as if you actually received them in cash. You will receive from the Plan Administrator an Internal Revenue Service Form 1099-DIV indicating the amount of dividends paid to you during the year, whether or not they are reinvested, shortly after the end of the year.

     If you make optional cash investments that are subject to a waiver discount, you may be treated as receiving a dividend distribution equal to the discount. The tax treatment of a waiver discount is unclear, and you should consult your tax advisor to determine how you should treat a waiver discount for tax purposes.

     You will not realize a gain or loss for U.S. federal income tax purposes on the transfer of shares to the Plan or the withdrawal of whole shares from the Plan. You will, however, generally realize a gain or loss on the sale of any of your shares (including the receipt of cash for a fractional share) held in the Plan. The amount of gain or loss generally will be the difference between the amount you receive for the shares and the tax basis of those shares. In order to determine the tax basis of your shares acquired through the Plan, you should retain all of your transaction statements.

     Your tax basis in shares acquired through the Plan, whether with reinvested dividends or with cash payments, will equal the amount paid for the shares, including any brokerage fee or commission, plus, to the extent applicable, the amount of any dividend that you are treated as having received as a result of any waiver discount. Your holding period for shares acquired through the Plan will begin on the day after the date the shares are credited to your account.

     Dividends on your shares and proceeds from the sale of shares held in the Plan generally will be subject to backup withholding tax at a current rate of 30%, unless you provide a properly completed IRS Form W-9 to us or to the Plan Administrator. If you have not provided an IRS Form W-9 to us or to the Plan Administrator, you may obtain one from the Plan Administrator. Only the amount of dividends net of any withholding tax will be available for reinvestment under the Plan. Any amount withheld as backup withholding tax will be allowable as a refund or credit against your U.S. federal income tax liability.

     Dividends paid on shares held in the Plan for participants who are non-resident aliens or non-U.S. corporations, partnerships or other entities generally are subject to a withholding tax of 30%. The withholding tax may be reduced or eliminated by treaty between the U.S. and the country in which the Plan participant resides, if the participant provides appropriate documentation to claim the benefit of the treaty. Only the amount of dividends net of any withholding tax will be available for reinvestment under the Plan.

PLAN OF DISTRIBUTION

     Except to the extent the Plan Administrator purchases shares of our Common Stock in the open market or in privately negotiated transactions with third parties, we will sell directly to the Plan Administrator the shares of our Common Stock acquired under the Plan. There are no brokerage commissions in connection with the purchases of such newly issued shares of our Common Stock.

     In connection with the administration of the Plan, we may be requested to approve investments made pursuant to requests for waiver by or on behalf of participants or other investors who may be engaged in the securities business.

     Persons who acquire shares of our Common Stock through the Plan and resell them shortly after acquiring them, including coverage of short positions, under certain circumstances may be participating in a distribution of securities that would require compliance with Regulation M under the Securities Exchange Act of 1934 and may be considered to be underwriters within the meaning of the Securities Act of 1933. We will not extend to any such person any rights or privileges other than those to which it would be entitled as a participant, nor will we enter into any agreement with any such person regarding the resale or distribution by any such person of the shares of our Common Stock so purchased. We may, however, accept investments made pursuant to requests for waiver by such persons.

     From time to time, financial intermediaries, including brokers and dealers, and other persons may engage in positioning transactions to benefit from any waiver discounts applicable to investments made pursuant to requests for waiver under the Plan. Those transactions may cause fluctuations in the trading volume of our Common Stock. Financial intermediaries and such other persons who engage in positioning transactions may be deemed to be underwriters. We have no arrangements or understandings, formal or informal, with any person relating to the sale of shares of our Common Stock to be received under the Plan. We reserve the right to modify, suspend or terminate participation in the Plan by otherwise eligible persons to eliminate practices that are inconsistent with the purpose of the Plan.

     In connection with any investment in which the Plan Administrator purchases shares of our Common Stock on the open market or in privately negotiated transactions with third parties, you will pay your pro rata share of all brokerage commissions and fees. Upon withdrawal by a participant from the Plan by the sale of shares of our Common Stock held under the Plan, the participant will receive the proceeds of that sale less a brokerage commission and any applicable withholdings, transfer or other taxes.

     Our Common Stock may not be available under the plan in all states. We are not making an offer to sell our Common Stock in any state where the offer or sale is not permitted.

EXPERTS

     The financial statements of Progress Energy, Inc. and its consolidated subsidiaries as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, incorporated by reference in this Prospectus from the Progress Energy, Inc. Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP as stated in their report which is incorporated herein by reference. Deloitte & Touche LLP did not audit the financial statements of Florida Progress Corporation (a consolidated subsidiary since November 30, 2000) for the year ended December 31, 2000. The consolidated balance sheet and schedule of capitalization of Florida Progress Corporation and its subsidiaries as of December 31, 2000 (consolidated with those of Progress Energy, Inc.), not separately presented in the Progress Energy, Inc. Annual Report on Form 10-K for the year ended December 31, 2001, have been audited by KPMG LLP as stated in their report incorporated by reference herein from the Progress Energy, Inc. Annual Report on Form 10-K for the year ended December 31, 2001. Such report has been so incorporated by reference in reliance on and upon the authority of KPMG LLP, independent accountants, as experts in accounting and auditing. Such financial statements of Progress Energy, Inc. and its consolidated subsidiaries have been incorporated by reference herein in reliance upon the report of Deloitte & Touche LLP, independent auditors, given upon their authority as experts in accounting and auditing.

LEGAL OPINION

     The legality of the offered securities will be passed upon for us by Hunton & Williams.

     No person has been authorized to give any information or to make any representations not contained in this Prospectus and, if given or made, such information or representations must not be relied upon. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in our affairs since the date hereof. This Prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which said offer or solicitation is not qualified or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

Item	Estimated Total

Securities and Exchange Commission filing fee	$65,489
Fees of Counsel*	25,000
Accountant fees*	5,000
Printing and engraving*	10,000
Miscellaneous*	12,011

$117,500

          *Estimated

Item 15. Indemnification of Directors and Officers.

     Sections 55-8-51 through 55-8-57 of the North Carolina Business Corporation Act (the “NCBCA”) and the Articles of Incorporation and Bylaws of Progress Energy provide for indemnification of the registrant’s directors and officers in a variety of circumstances, which may include liabilities under the Securities Act of 1933, as amended. Progress Energy has insurance covering expenditures it might incur in connection with the lawful indemnification of its directors and officers for their liabilities and expenses. Officers and directors of Progress Energy also have insurance which insures them against certain liabilities and expenses.

     As authorized by the NCBCA, and to the fullest extent permitted by it, Progress Energy’s Articles of Incorporation provide that a Progress Energy director will not be liable to Progress Energy or to any Progress Energy shareholder for monetary damages arising from the director’s breach of his or her duties as a director. The NCBCA permits these provisions, except for (i) acts or omissions that the director at the time of the breach knew or believed were clearly in conflict with the best interests of the corporation, (ii) unlawful distributions, and (iii) any transaction from which the director derived an improper personal benefit.

     The NCBCA provides directors and officers with a right to indemnification relating to official conduct when the director or officer has been wholly successful in defense of a claim. In addition, a director or officer without the right to indemnification may apply to a court for an order requiring the corporation to indemnify the director or officer in a particular case.

     The NCBCA also authorizes a corporation to indemnify directors and officers beyond the indemnification rights granted by law. The Progress Energy Bylaws provide that any person who is or was a director or officer of Progress Energy and any person who at the request of Progress Energy serves or has served as an officer or director (or in any position of similar authority) of any other corporation or other enterprise, including as an individual trustee under any employee benefit plan, will be reimbursed and indemnified against liability and expenses incurred by that person in II-1 connection with any action, suit or proceeding arising out of that person’s status as a director or officer of Progress Energy (i) if that person’s acts or omissions is required, authorized or approved by any order or orders issued pursuant to the Public Utility Holding Company Act of 1935, the Federal Power Act, or any state statute regulating Progress Energy or any of its subsidiaries by reason of their being public utility companies or subsidiaries of public utility holding companies, or any amendments to the foregoing laws, or (ii) if that person’s acts or omissions were not known or believed by him or her to be clearly in conflict with the best interests of Progress Energy.

     Item 16. Exhibits.

4(a)*	Amended and Restated Articles of Incorporation, as amended and restated on December 4, 2000 (Exhibit 3(b)(1), Form 10-K for the fiscal year ended December 31, 2001, File No. 1-15929, incorporated by reference)

4(b)*	Bylaws, as amended and restated on December 12, 2001 (Exhibit to Current Report on Form 8-K dated January 17, 2002, File No. 1-15929, incorporated by reference)

5+	Opinion of Hunton & Williams regarding the validity of the shares of common stock.

23(a)	Consent of Deloitte & Touche LLP.

23(b)	Consent of KPMG LLP.

23(c)+	Consent of Hunton & Williams (contained in Exhibit 5)

24+	The Power of Attorney is contained on the signature page of this Registration Statement.

• Incorporated herein by reference as indicated.

+ Previously filed.

Item 17. Undertakings.

     The undersigned registrant hereby undertakes:

     (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; or

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that subsections (i) and (ii) do not apply if the registration statement is on Form S-3, and the information required to be included in a post-effective amendment by those subsections is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expense incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, Progress Energy, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this post-effective amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina on the 18 day of September, 2002.

PROGRESS ENERGY, INC.

/s/ William Cavanaugh III

William Cavanaugh III
Chairman, President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this post-effective amendment to the registration statement has been signed by the following persons in the capacities indicated.

Signature	Title	Date

/s/ William Cavanaugh III William Cavanaugh III	President, Chief Executive Officer and Chairman of the Board	September 18, 2002

/s/ Peter M. Scott III Peter M. Scott III	Executive Vice President and Chief Financial Officer	September 18, 2002

/s/ Robert H. Bazemore Robert H. Bazemore	Controller and Chief Accounting Officer	September 18, 2002

/s/ Edwin B. Borden * Edwin B. Borden	Director	September 18, 2002

/s/ David L. Burner * David L. Burner	Director	September 18, 2002

/s/ Charles L. Coker * Charles L. Coker	Director	September 18, 2002

/s/ Richard L. Daugherty * Richard L. Daugherty *	Director	September 18, 2002

/s/ William O. McCoy * William O. McCoy *	Director	September 18, 2002

/s/ E. Marie McKee * E. Marie McKee *	Director	September 18, 2002

/s/ John H. Mullin, III * John H. Mullin, III *	Director	September 18, 2002

/s/ J. Tylee Wilson * J. Tylee Wilson *	Director	September 18, 2002

*By	/s/ Robert B. McGehee

Robert B. McGehee Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit
Number	Description of Document

4(a)*	Amended and Restated Articles of Incorporation, as amended and restated on December 4, 2000 (Exhibit 3(b)(1), Form 10-K for the fiscal year ended December 31, 2001, File No. 1-15929, incorporated by reference)
4(b)*	Bylaws, as amended and restated on December 12, 2001 (Exhibit to Current Report on Form 8-K dated January 17, 2002, File No. 1-15929, incorporated by reference)
5+	Opinion of Hunton & Williams regarding the validity of the shares of common stock.
23(a)	Consent of Deloitte & Touche LLP.
23(b)	Consent of KPMG LLP.
23(c)+	Consent of Hunton & Williams (contained in Exhibit 5)
24+	The Power of Attorney is contained on the signature page of this Registration Statement

     *     Incorporated herein by reference as indicated.

     +     Previously filed.